Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund February 2014 Update
March 25, 2014

Supplement dated March 25, 2014 to Prospectus dated April 30, 2013
Class	February ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	1.2%	-3.6%	$20.4M	$1,127.11
B	1.1%	-3.7%	$200.8M	$942.76
Legacy 1	1.4%	-3.3%	$3.5M	$832.63
Legacy 2	1.4%	-3.3%	$4.5M	$819.71
Global 1	1.4%	-3.3%	$8.9M	$808.00
Global 2	1.4%	-3.3%	$14.5M	$796.27
Global 3	1.2%	-3.6%	$160.1M	$728.95
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The British pound strengthened against its counterparts following a reported increase in business investment in the U.K., which boded well for the overall economy and could position the Bank of England to increase interest rates.  In Asia, the Japanese yen broke recent downtrends and moved higher.  The New Zealand dollar appreciated by more than 4%, driven by positive economic data which investors believed would increase the likelihood the Reserve Bank of New Zealand will raise interest rates.

Energy:  Natural gas markets experienced several price reversals due to conflicting weather forecasts throughout the month.  Prices rose nearly 24% by mid-month and then sharply declined to finish 7% lower for the entire month.  Crude oil prices rose by more than 5% in reaction to lower-than-expected inventory levels.

Equities:  Global equities markets rallied on positive U.S. manufacturing data, upbeat earnings reports in Australia and statements by Chairwoman Yellen concerning the Federal Reserve’s perspective on the U.S. economy.

Fixed Income:  U.S. Treasury and German Bund prices gained as investors moved towards safe-haven assets due to the escalating conflict between Ukraine and Russia.

Grains/Foods:  Coffee prices surged over 43% as a severe drought in Brazil significantly reduced the size of overall supplies.  Soybean prices rallied by 10% based on a large grains sale by the U.S. to China and due to concerns about the impact extremely cold temperatures across the U.S. could have on future supplies.

Metals:  Precious metal markets rose in response to geopolitical turmoil and uncertainty regarding China’s monetary policy.  Aluminum prices advanced over 2% due to weather-related transportation delays.

Additional Information:  The general partner has historically attempted to reduce Grant Park’s fees and expenses whenever feasible.  Effective January 1, 2014, the general partner has reduced the brokerage charge for all classes by 0.50%.  Please refer to the Fund’s current prospectus and supplements for complete information.

For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,
David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended February 28, 2014

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$3,807,515	$-2,925,818
Change In Unrealized Income (Loss)	3,721,381	-8,468,593
Brokerage Commission	-117,947	-248,240
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-430,419	-845,859
Change in Accrued Commission	16,168	26,164
Net Trading Income (Loss)	6,996,698	-12,462,346

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$64,525	$120,853
Interest, Other	36,516	79,623
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	7,097,739	-12,261,870

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	104,422	109,399
Operating Expenses	88,700	177,989
Organization and Offering Expenses	103,002	206,740
Brokerage Expenses	1,810,071	3,631,318
Dividend Expenses	0	0
Total Expenses	2,106,195	4,125,446

Net Income (Loss)	$4,991,544	$-16,387,316

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$417,627,516	$447,372,009
Additions	603,000	764,400
Net Income (Loss)	4,991,544	-16,387,316
Redemptions	-10,434,922	-18,961,955
Balance at February 28, 2014	$412,787,138	$412,787,138

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,127.108	18,124.77189	$20,428,574	1.19%	-3.64%
B	$942.764	213,033.89622	$200,840,628	1.14%	-3.74%
Legacy 1	$832.625	4,191.02302	$3,489,552	1.39%	-3.27%
Legacy 2	$819.714	5,523.40742	$4,527,614	1.37%	-3.31%
Global 1	$808.004	11,024.41235	$8,907,775	1.40%	-3.26%
Global 2	$796.270	18,208.77878	$14,499,111	1.37%	-3.30%
Global 3	$728.948	219,623.21944	$160,093,884	1.23%	-3.58%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership